SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934*

MBIA INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
55262C100
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
WARBURG PINCUS LLC
466 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

IGOR KIRMAN, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000

February 13, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Warburg Pincus Private Equity X, L.P.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
26-0849130

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		24,247,068†‡¶

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
49,575,890†‡¶

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,575,890†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON
PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,755,499 shares of common stock, par value $1.00 per share (the “Common Stock”), of MBIA Inc. (“MBIA”) (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock).
¶ Includes shares of Common Stock beneficially owned by Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership.
* Calculation based on the total number of shares of Common Stock calculated as the sum of 141,514,175 currently outstanding shares of Common Stock as of the close of business on February 5, 2008 (based on information provided by MBIA), the 8,755,499 shares of Common Stock for which warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 are currently exercisable (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock) and the 94,650,206 shares of Common Stock issued in MBIA’s underwritten public offering of Common Stock that was consummated on February 13, 2008.

1	NAME OF REPORTING PERSONS
Warburg Pincus X L.P.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
26-0403670

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		24,247,068†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
49,575,890†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,575,890†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON
PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,755,499 shares of Common Stock of MBIA (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock).
* Calculation based on the total number of shares of Common Stock calculated as the sum of 141,514,175 currently outstanding shares of Common Stock as of the close of business on February 5, 2008 (based on information provided by MBIA), the 8,755,499 shares of Common Stock for which warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 are currently exercisable (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock) and the 94,650,206 shares of Common Stock issued in MBIA’s underwritten public offering of Common Stock that was consummated on February 13, 2008.

1	NAME OF REPORTING PERSONS
Warburg Pincus X LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
26-0403605

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		24,247,068†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
49,575,890†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,575,890†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON
OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,755,499 shares of Common Stock of MBIA (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock).
* Calculation based on the total number of shares of Common Stock calculated as the sum of 141,514,175 currently outstanding shares of Common Stock as of the close of business on February 5, 2008 (based on information provided by MBIA), the 8,755,499 shares of Common Stock for which warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 are currently exercisable (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock) and the 94,650,206 shares of Common Stock issued in MBIA’s underwritten public offering of Common Stock that was consummated on February 13, 2008.

1	NAME OF REPORTING PERSONS
Warburg Pincus Partners, LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-4069737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		24,247,068†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
49,575,890†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,575,890†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON
OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,755,499 shares of Common Stock of MBIA (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock).
* Calculation based on the total number of shares of Common Stock calculated as the sum of 141,514,175 currently outstanding shares of Common Stock as of the close of business on February 5, 2008 (based on information provided by MBIA), the 8,755,499 shares of Common Stock for which warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 are currently exercisable (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock) and the 94,650,206 shares of Common Stock issued in MBIA’s underwritten public offering of Common Stock that was consummated on February 13, 2008.

1	NAME OF REPORTING PERSONS
Warburg Pincus & Co.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-6358475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		24,247,068†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
49,575,890†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,575,890†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON
PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,755,499 shares of Common Stock of MBIA (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock).
* Calculation based on the total number of shares of Common Stock calculated as the sum of 141,514,175 currently outstanding shares of Common Stock as of the close of business on February 5, 2008 (based on information provided by MBIA), the 8,755,499 shares of Common Stock for which warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 are currently exercisable (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock) and the 94,650,206 shares of Common Stock issued in MBIA’s underwritten public offering of Common Stock that was consummated on February 13, 2008.

1	NAME OF REPORTING PERSONS
Warburg Pincus LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-3536050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		24,247,068†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
49,575,890†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,575,890†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON
OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,755,499 shares of Common Stock of MBIA (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock).
* Calculation based on the total number of shares of Common Stock calculated as the sum of 141,514,175 currently outstanding shares of Common Stock as of the close of business on February 5, 2008 (based on information provided by MBIA), the 8,755,499 shares of Common Stock for which warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 are currently exercisable (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock) and the 94,650,206 shares of Common Stock issued in MBIA’s underwritten public offering of Common Stock that was consummated on February 13, 2008.

1	NAME OF REPORTING PERSONS
Charles R. Kaye
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		24,247,068†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
49,575,890†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,575,890†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON
IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,755,499 shares of Common Stock of MBIA (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock).
* Calculation based on the total number of shares of Common Stock calculated as the sum of 141,514,175 currently outstanding shares of Common Stock as of the close of business on February 5, 2008 (based on information provided by MBIA), the 8,755,499 shares of Common Stock for which warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 are currently exercisable (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock) and the 94,650,206 shares of Common Stock issued in MBIA’s underwritten public offering of Common Stock that was consummated on February 13, 2008.

1	NAME OF REPORTING PERSONS
Joseph P. Landy
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		24,247,068†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
49,575,890†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,575,890†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%*

14	TYPE OF REPORTING PERSON
IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,755,499 shares of Common Stock of MBIA (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock).
* Calculation based on the total number of shares of Common Stock calculated as the sum of 141,514,175 currently outstanding shares of Common Stock as of the close of business on February 5, 2008 (based on information provided by MBIA), the 8,755,499 shares of Common Stock for which warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 are currently exercisable (such warrants were previously immediately exercisable for 8,698,920 shares of Common Stock of MBIA, but due to certain anti-dilution adjustments as described in Item 4 herein, such warrants are currently exercisable for an additional 56,579 shares of Common Stock) and the 94,650,206 shares of Common Stock issued in MBIA’s underwritten public offering of Common Stock that was consummated on February 13, 2008.

              This Amendment No. 1 (this “Amendment”) further amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 30, 2008 (as amended, this “Schedule 13D”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (including Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). This Amendment relates to the common stock, par value $1.00 per share (the “Common Stock”), of MBIA Inc., a Connecticut corporation (“MBIA”).

              The Warburg Pincus Reporting Persons are filing this Amendment because WP X has purchased shares of Common Stock of MBIA in connection with the underwritten public offering by MBIA pursuant to a prospectus supplement dated February 7, 2008 to a prospectus dated June 29, 2007 (such public offering, the “Public Offering”). The Public Offering was consummated on February 13, 2008. As a result of this acquisition, the percentage of Common Stock of which the Warburg Pincus Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent.

Item 3. Source and Amount of Funds or Other Consideration

              Item 3 is hereby amended by inserting the following at the end thereof:

              WP X purchased 24,691,359 shares of Common Stock in the Public Offering. The aggregate purchase price paid by WP X for the 24,691,359 shares of Common Stock was $300,000,011.85. WP X obtained the funds from working capital.

Item 4.  Purpose of the Transaction

              Item 4 is hereby amended by inserting the following at the end thereof:

              The Public Offering and the Voting Trust II Agreement

              On February 13, 2008, WP X purchased 24,691,359 shares of Common Stock in the Public Offering. Of the 24,691,359 shares of Common Stock acquired by WP X on February 13, 2008, 15,377,062 of such shares (the “Voting Trust II Shares”) were immediately deposited by WP X into a voting trust pursuant to a Voting Trust II Agreement (the “Voting Trust II Agreement”), dated as of February 13, 2008, by and among MBIA, WP X and U.S. Bank National Association, and WP X received voting trust certificates in exchange for the deposit of the Voting Trust II Shares. Pursuant to the terms of the Voting Trust II Agreement, MBIA, in its capacity as the voting trustee, has voting power over the Voting Trust II Shares and WP X has investment power over the Voting Trust II Shares. MBIA, in its capacity as the voting trustee, has the right and power to vote and exercise all other rights with respect to the Voting Trust II Shares, either in person or by proxy, on every matter for which the Voting Trust II Shares may be voted, or to give written consent in lieu of voting thereon. MBIA, in its capacity as the voting trustee, must vote the Voting Trust II Shares solely in proportion with the votes cast by all holders of voting securities of MBIA on any matter put before them. WP X will receive any dividends or distributions paid in shares of Common Stock or other voting securities of MBIA having voting powers. The voting trust may be terminated by, among other things, notice given to the voting trustee by holders of the outstanding voting trust certificates at any time following the receipt of all required insurance regulatory approvals.

              The foregoing summary of the Voting Trust II Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Trust II Agreement, a copy of which is being filed as Exhibit 9 to this Schedule 13D, and which is incorporated herein by reference.

              As a result of WP X’s purchase of 24,691,359 shares of Common Stock in the Public Offering, WP X’s obligation under the Investment Agreement to backstop a possible future shareholder rights offering is no longer in effect. Also as a result of WP X’s purchase of 24,691,359 shares of Common Stock in the Public Offering, WP X will not exercise the Backstop Option, MBIA will not call upon the Backstop Commitment, and no preferred stock will be issued pursuant to either the Backstop Option or the Backstop Commitment.

              [The Public Offering triggered certain anti-dilution adjustments under the terms of each of the warrants and the B-warrants. As a result of the anti-dilution adjustments, the warrants are exercisable for 11,502,704 shares of Common Stock at an exercise price of $30.25, and the B-warrants are exercisable for 9,824,942 shares of Common Stock at an exercise price of $30.25. The warrants are currently exercisable for the original 8,698,920 shares, as well as an additional 56,579 shares of Common Stock (exercise of the warrants for the balance of the 11,502,704 shares of Common Stock issuable, which is 2,747,205 shares of Common Stock, must occur on a net exercise basis and the warrantholder can only receive cash upon exercise prior to the obtaining of certain shareholder approvals as may be necessary under any applicable law or regulation or requirement of any applicable securities exchange). Exercise of the B-warrants for the 9,824,942 shares of Common Stock must occur on a net exercise basis and the warrantholder can only receive cash upon exercise prior to the obtaining of certain shareholder approvals as may be necessary under any applicable law or regulation or requirement of any applicable securities exchange. Such required shareholder approvals are not expected to occur within sixty days of the date of this Amendment.]

Item 5.  Interest in Securities of the Issuer

              Items 5(a) and 5(b) are hereby amended by replacing them in their entirety with the following:

              (a)      WP X is the beneficial owner of 15,491,569 shares of Common Stock (over which it exercises both voting and investment power), the indirect beneficial owner of the 9,951,760 Voting Trust Shares (over which it exercises investment power) and the 15,377,062 Voting Trust II Shares (over which it exercises investment power), and the beneficial owner of warrants currently exercisable for a total of 8,755,499 shares of Common Stock, collectively representing approximately 20.2% of the outstanding shares of Common Stock (based on the 141,514,175 currently outstanding shares of Common Stock as of the close of business on February 5, 2008 (based on information provided by MBIA), the 8,755,499 shares of Common Stock for which warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 are currently exercisable and the 94,650,206 shares of Common Stock issued in the Public Offering). As described in Item 4, supra, the Warburg Pincus Reporting Persons do not expect to have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of WP X’s ownership of the warrants, B-warrants or of the B2-warrants. Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 40,820,391 shares of Common Stock and warrants currently exercisable for a total of 8,755,499 shares of Common Stock. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I hereto disclaims beneficial ownership of the shares of Common Stock and the Warrants in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock or the Warrants in which WP X has beneficial ownership.

              (b)      See Item 5(a) above.

              Item 5(c) is hereby amended by inserting the following at the end thereof:

              (c)      On February 13, 2008, WP X acquired 24,691,359 shares of Common Stock for an aggregate purchase price of $300,000,011.85. On February 13, 2008, 15,377,062 shares of such 24,691,359 shares of Common Stock of WP X were immediately deposited by WP X into a voting trust pursuant to the Voting Trust II Agreement. Descriptions of the investment by WP X and of the securities related thereto are included in Item 4 of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              Item 6 is hereby amended by inserting the following at the end thereof:

              On February 13, 2008, Warburg Pincus Private Equity X, L.P. and MBIA entered into a letter agreement (the “letter agreement”), pursuant to which Warburg Pincus Private Equity X, L.P. agreed that it would not exercise Warrants for at least 1,036,522 shares of Common Stock prior to March 31, 2008 for purposes of MBIA Capital Management Corp.’s application with the Financial Industry Regulatory Authority, Inc. (“FINRA”) for approval of a change of control of 25 percent or more of the direct or indirect equity ownership of a FINRA member firm. Warburg Pincus Private Equity X, L.P. can designate the B-warrant or the B2-warrant as the Warrants for at least 1,036,522 shares of Common Stock that it has agreed not to exercise under the terms of the letter agreement.

              The foregoing summary of the letter agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the letter agreement, a copy of which is being filed as Exhibit 10 to this Schedule 13D, and which is incorporated herein by reference.

Item 7. Material To Be Filed as Exhibits

In addition to the exhibits filed with the original Schedule 13D, the following additional exhibits are filed herewith:

Exhibit 9	Voting Trust II Agreement, dated as of February 13, 2008, by and among MBIA Inc.,
Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and U.S. Bank
National Association

Exhibit 10	Letter Agreement, dated as of February 13, 2008, by and between MBIA Inc. and Warburg
Pincus Private Equity X, L.P.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008
WARBURG PINCUS PRIVATE EQUITY X, L.P.
	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners, LLC, its sole
member
	By:	Warburg Pincus & Co., its managing
member
	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.
	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners, LLC, its sole member
	By:	Warburg Pincus & Co., its managing member
	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.
	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners, LLC, its sole
member
	By:	Warburg Pincus & Co., its managing
member
	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC
By:	Warburg Pincus Partners, LLC, its sole
member
By:	Warburg Pincus & Co., its managing
member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co., its managing
member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of February 8, 2008, by and among Warburg Pincus
Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X L.P.,
Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co.,
Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy*

Exhibit 2	Amended and Restated Investment Agreement, dated as of February 6, 2008, by and between MBIA Inc. and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on
February 7, 2008)

Exhibit 3	Warrant, dated as of January 30, 2008, to purchase 8,698,920 Shares of Common
Stock of MBIA Inc.*

Exhibit 4	B-Warrant, dated as of January 30, 2008, to purchase 7,430,112 Shares of Common
Stock of MBIA Inc.*

Exhibit 5	Voting Trust Agreement, dated as of January 30, 2008, by and among MBIA Inc.,
Warburg Pincus Private Equity X, L.P. and U.S. Bank National Association*

Exhibit 6	B2-Warrant, dated as of February 6, 2008, to purchase 3,870,000 Shares of Common
Stock of MBIA Inc. (incorporated by reference to Exhibit 4.1 to MBIA Inc.’s Current
Report on Form 8-K, filed on February 7, 2008)

Exhibit 7	B2-Warrant, dated as of February 6, 2008, to purchase 130,000 Shares of Common
Stock of MBIA Inc. (incorporated by reference to Exhibit 4.2 to MBIA Inc.’s Current
Report on Form 8-K, filed on February 7, 2008)

Exhibit 8	Form of Certificate of Amendment (incorporated by reference to Exhibit D of Exhibit
10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

Exhibit 9	Voting Trust II Agreement, dated as of February 13, 2008, by and among MBIA Inc.,
Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and U.S.
Bank National Association

Exhibit 10	Letter Agreement, dated as of February 13, 2008, by and between MBIA Inc. and
Warburg Pincus Private Equity X, L.P.

*Previously filed.